TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2001 AND 2000

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheets)


02028035

BALANCE SHEETS
as of September 30, 2001 and December 31, 2000

(Currency -- Billions of Turkish lira in equivalent purchasing power at September 30, 2001)
(Amounts translated into US dollars for convenience purposes only (See Note 2.2))

	Notes	(Unaudited) September 30, 2001		December 31, 2000
		TL	USD'000	TL
ASSETS				
Cash and banks	4	171,600	112,994	89,093
Trade receivables – net	5	52,190	34,366	81,006
Due from related parties – net	26.1	197,634	130,137	145,825
Inventories	6	139,276	91,709	116,315
Other current assets	7	11,660	7,678	14,312
Total current assets		**572,360**	**376,884**	**446,551**
Investments	8	5,975	3,934	6,799
Property, plant and equipment – net	9	486,280	320,202	540,975
Intangibles – net	10 and 26.5	15,440	10,167	18,875
Other non-current assets		27	18	324
Total non-current assets		**507,722**	**334,321**	**566,973**
Total Assets		**1,080,082**	**711,205**	**1,013,524**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	12	90,428	59,544	63,208
Trade payables-net	13	66,316	43,667	72,232
Due to related parties – net	26.2	300,897	198,132	219,155
Taxes and witholdings payable		185	122	7,31
Accruals and other current liabilities	14 and 26.5	33,382	21,981	25,73
Total current liabilities		**491,208**	**323,446**	**387,64**
Long-term bank borrowings	12	189,689	124,905	111,09
Deferred income net of amortization	11	4,096	2,697	5,80
Reserve for employment termination benefits	15	13,089	8,619	13,50
Deferred tax liability	24	24,785	16,321	40,37
Other non-current liabilities		1,554	1,023	
Total non-current liabilities		**233,213**	**153,565**	**170,76**
Paid-in share capital	16	406,799	267,866	406,79
Legal reserves		26,044	17,149	26,04
Share premium		340	224	34
Retained earnings	17	21,930	14,440	76
Cumulative loss on the hedging	3	(49,133)	(32,353)	
Net income/(loss) for the year/period		(50,319)	(33,132)	21,16
Total Shareholders' Equity		**355,661**	**234,194**	**455,11**
Total Liabilities and Shareholders' Equity		**1,080,082**	**711,205**	**1,013,52**

The accompanying notes to these balance sheets form an integral part of these financial statements.

INCOME STATEMENTS
for the nine months ended September 30, 2001 and September 30, 2000

(Currency -- Billions of Turkish lira in equivalent purchasing power at September 30, 2001)
(Amounts translated into US dollars for convenience purposes only (See Note 2.2))

(UNAUDITED)

	Notes	2001 TL	2001 USD'000	2000 TL
Net sales	26.3	936,151	616,430	760,201
Cost of sales	22 and 26.4	(853,698)	(562,137)	(643,594)
Gross Profit		**82,453**	**54,293**	**116,607**
Selling and marketing expenses	18	(36,301)	(23,903)	(49,328)
General and administrative expenses	19 and 22	(39,474)	(25,993)	(34,007)
Research and development expenses	22	(6,129)	(4,036)	(7,791)
Income/(Loss) from Operations		**549**	**361**	**25,481**
Other operating income, net	20	22,865	15,056	20,696
Idle time expense	22	-	-	(4,478)
Financial expense – net	23	(81,012)	(53,344)	(27,203)
Income/(Loss) Before Provision for Taxes and Monetary Gain		**(57,598)**	**(37,927)**	**14,496**
Monetary gain	2	7,280	4,796	33,538
Net Income/(Loss) Before Provision for Taxes		**(50,318)**	**(33,131)**	**48,034**
Provision for taxes				
- current	24	-	-	(150)
- deferred	24	(1)	(1)	(14,419)
Net Income/(Loss)		**(50,319)**	**(33,132)**	**33,465**
Weighted average number (000's) of shares of TL5,000 each		13,633,030	13,633,030	13,633,030
Basic and dilluted earnings/(loss) per share-in full TL and full USD		(3,691)	(0.0024)	2,455

The accompanying notes to these income statements form an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the nine months ended September 30, 2001

(Currency -- Billions of Turkish lira in equivalent purchasing power at September 30, 2001)

	Share Capital	Legal Reserves	Share Premium	Retained Earnings	Cumulative loss on the hedging	Net Income/(Loss) for the Year/Period	Total
Balance at December 31, 2000	406,799	26,044	340	762	-	21,168	455,113
Transfer to retained earnings	-	-	-	21,168	-	(21,168)	-
Cumulative loss on the hedging	-	-	-	-	(53,895)	-	(53,895)
Amortization of cumulative loss on the hedging	-	-	-	-	4,762	-	4,762
Net loss for the period	-	-	-	-	-	(51,398)	(51,398)
Balance at September 30, 2001	**406,799**	**26,044**	**340**	**21,930**	**(49,133)**	**(51,398)**	**354,582**

The accompanying notes to this statement of changes in equity form an integral part of this financial statement.

UNAUDITED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2001

(Currency -- Billions of Turkish lira in equivalent purchasing power at September 30, 2001)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss before monetary gain and provision for taxes	(57,598)
Adjustments to reconcile net cash provided by operating activities	
Depreciation and amortization	75,280
Reserve for employee termination benefits	4,244
Decrease in deferred income	(1,848)
Interest expense provision	3,485
(Gain)/loss on sale of fixed assets	(16,392)
Cumulative loss on the hedging	(49,133)
Operating income before working capital changes	**(41,960)**
Net working capital changes in:	
Trade receivables and due from related parties	(129,642)
Other current assets	(23,765)
Inventories	(22,961)
Other non-current assets	(1,109)
Trade payables and due to related parties	228,642
Accruals and other current liabilities	21,349
Taxes and witholding payable	(2,509)
Employment termination benefits paid	(224)
Net cash provided by operating activities	**27,821**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of plant, equipment and intangibles	(83,520)
Proceeds from sale of fixed assets	91,269
Net cash provided in investing activities	**7,749**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from short-term bank borrowings	25,227
Proceeds from long-term bank borrowings	37,950
Repayment of long-term bank borrowings	(145)
Interest paid	(2,469)
Net cash provided by financing activities	**60,563**
Net effect of monetary gain/(loss) on cash transactions	(13,626)
Net change in cash and cash equivalents	82,507
Cash and cash equivalents at the beginning of the year/period	89,093
Cash and cash equivalents at the end of the year/period	**171,600**

The accompanying notes to this cash flow statement form an integral part of this financial statement.

(Currency -- Billions of Turkish lira in equivalent purchasing power at September 30, 2001 unless otherwise indicated)

1. Organization and Nature of Operations

Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company-Tofaş") was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars at its plant near Bursa under licenses from Fiat Auto S.p.A. ("Fiat"). The Company, which is a member of Koç Holding and Fiat Group, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The production facilities are located in Bursa.

The Company has been registered with the Turkish Capital Market Board ("CMB") and quoted on the İstanbul Stock Exchange since 1991.

The main car models manufactured by the Company are produced pursuant to five license agreements between the Company and Fiat, one of which expired at the end of May 1997, but is extended until 2002. These license agreements prohibit the Company from assembling, producing, importing or selling any cars other than Fiat cars. Furthermore, in the year 2000, the Company has signed a manufacturing agreement with Fiat Auto S.p.A. for the production of Doblo model light commercial vehicles in Turkey. This new model was commercially launched in October, 2000.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. ("Koç Holding") or Fiat or both (Note 26).

As of May 15, 2001 Tofaş Otomobil Fabrikası A.Ş. merged legally with Tofaş Oto Ticaret A.Ş. ("Tofaş Oto"), whose certain shares are publicly traded in Istanbul Stock Exchange, in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law. The merger is registered on May 15, 2001 and announced in Turkish Trade Registry Gazette on June 13, 2001. Tofaş Oto was under the common joint control of Koç Holding and Fiat Group through direct/indirect holdings held by them. Therefore, such legal merger was merely a restructuring and accordingly it was not within the scope of International Accounting Standard 22 ("Business Combinations"). The accompanying financial statements include the assets, liabilities and income statement items of all these two companies as if they were one single entity as of September 30, 2000 and December 31, 2000.

As a consequence, at the date of merger, the Company took over the Freezone Branch of Tofaş Oto Ticaret A.Ş. named Tofaş Oto Ticaret Anonim Şirketi İstanbul Deri Serbest Bölge Şubesi (the Branch) located in Desbaş İstanbul Deri Serbest Bölgesi. After the takeover, the title of the Freezone Branch is changed as Tofaş Türk Otomobil Fabrikası Anonim Şirketi İstanbul Deri ve Endüstri Serbest Bölge Şubesi. As of September 30, 2001, the financials of the Branch is included in the accompanying interim financial statements.

2. Basis of Presentation of the Financial Statements

2.1. Turkish lira financial statements

The Company maintains its books of account in Turkish lira and prepare its statutory financial statements ("Statutory Financial Statements") in Turkish lira in accordance with accounting principles issued by Turkish Capital Market Board ("CMB Principles"), the Turkish Commercial Code (the "TCC") and tax legislation (collectively, "Turkish Practices"). The accompanying combined financial statements are based on the individually kept statutory records, which are maintained under the historical cost convention, with adjustments and reclassification including restatement for changes in the general purchasing power of the Turkish lira, for the purpose of fair presentation in accordance with Statements of International Accounting Standards ("IAS") issued by the International Accounting Standards Committee. The impact of such adjustments on the statutory financial statements was as follows:

Impact on	Increase/(Decrease) 2001	2000
The net income/(loss)	(33,845)	14,414
The retained earnings brought forward	2,588	59,802

The restatement for the changes in the general purchasing power of Turkish lira as of September 30, 2001 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index ("WPI") published by the State Institute of Statistics ("SIS"). Such indices and conversion factors used to restate the accompanying financial statements are given below:

Dates	Index	Conversion factors
December 31, 1999	1,979.5	2.160
September 30, 2000	2,448.3	1.747
December 31, 2000	2,626.0	1.629
September 30, 2001	4,276.7	1.000

The main guidelines for the above mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.

- Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity (excluding the statutory revaluation surplus, which is eliminated) are restated by applying the relevant (monthly, yearly average, year-end) conversion factors. Additions to property, plant and equipment in the year of acquisition are restated using the relevant conversion factors.

- Comparative financial statements are restated using general inflation indices to the currency purchasing power at the latest balance sheet date.

- All items in the statements of income are restated by applying the relevant conversion factors.

- The effect of general inflation on the Company's net monetary position is included in the statements of income as a monetary gain or loss.

The accompanying consolidated financial statements were authorized for issue on August 17, 2001 by the Company. Although there is no such intention, the Company's management has the power to amend the IAS financial statements of the Company after issuance, as there is no official closing for IAS financial statements of the companies in Turkey.

2.2. U.S. dollar translation

U.S. dollar ("USD") amounts shown in the accompanying financial statements have been included solely for the convenience of the reader and are translated from Turkish lira ("TL"), as a matter of arithmetic computation only, at the official TL exchange rate ("Official Exchange Rate") for purchases of USD announced by the Central Bank of the Republic of Turkey on September 30, 2001 of TL 1,518,666 = USD 1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

3. Summary of Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying financial statements are set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(b) Receivables

Receivables are shown net of a reserve for doubtful accounts, estimated based on known relevant factors affecting collectibility and net of unearned interest income. Unearned interest income/(expense), which represents the imputed interest included on sales and purchases, computed on all trade receivables and payables that are over one month maturity.

Ultimate losses may vary from the current estimates. Due to inherent lack of reliable information about customers' financial position and the lack of legal mechanism for collections, the estimate of probable losses is uncertain.

(c) Related Parties

For the purpose of the accompanying financial statements, Fiat Group, Koç Holding and the companies identified by the Company and/or Fiat Group or Koç Holding as being controlled by/affiliated with them are considered and referred to as related companies. Related parties also include individuals that are principal owners, management and members of the Company's Board of Directors and member of their families.

(d) Marketable Securities

Marketable securities represent Turkish government bonds and treasury bills and other marketable securities acquired under reverse repurchase agreements with a predetermined sale price at fixed future dates or as settlement of grant claims and are stated at cost including earned interest which represents the apportionment to the current period of the difference between future sale prices and costs. Such investments, where original maturity at the time of purchase is less than three months, are considered as cash equivalents for the purposes of the statements of cash flows. Repurchase agreements with banks are classified under cash and banks.

(e) Inventory Valuation

Inventories are valued at the lower of cost restated to the equivalent purchasing power at September 30, 2001 or market value. Cost elements included in inventory are material, labor and an appropriate amount of factory overheads. Cost of inventories is determined on the monthly moving average basis.

(f) Investment

Investments are valued at the lower of cost restated to the equivalent purchasing power at September 30, 2001 or market value.

(g) Deposits and Other Payments for Imports

Deposits and other payments for imports represent funds deposited to banks for imports, together with related expenses.

(h) Property, Plant and Equipment and Related Depreciation and Amortization

Property,plant and equipment (PP&E) are carried at restated cost in the year-end equivalent purchasing power at September 30, 2001, in the accompanying combined financial statements. Depreciation and amortization are provided on the restated amounts of PP&E on a straight-line basis. The depreciation and amortization periods for PP&E, which approximate the estimated economic useful lives of such assets, are as follows:

	Acquisitions	
	In 1999 and thereafter	Until December 31, 1998
Buildings	25 years	25 years
Land improvements	33 years	10 years
Machinery and equipment	10 - 12 years	10 years
Moulds	6 years	4 years
Furniture and fixtures	6 - 8 years	4 - 6 years
Motor vehicles	4 - 5 years	4 - 5 years
Other	4 - 5 years	4 - 5 years

Effective from January 1, 1999, the Company has changed its estimate related to the economic useful lives of its PP&E as shown above in order to reflect the actual lives of the assets.

The depreciation expense incurred during the non-operational periods of the Company due to the lack of demand is included in the idle time expense together with certain other production overheads.

When assets are otherwise disposed of, the costs and the related accumulated depreciation are removed from the accounts and resulting gain or loss is reflected in the net income/(loss).

(i) Deferred Taxation

Deferred tax liabilities and assets are recognized for the tax effects attributable to differences between the tax and book bases of assets and liabilities (i.e. future deductible or taxable temporary differences) and statutory tax loss carryforwards using the currently enacted tax rates. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

(j) Reserve for Employee Termination Benefits

In accordance with existing social legislation, the Company is required to make lump-sum termination indemnities to each employee who has completed one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the accompanying combined financial statements, the Company has reflected a liability calculated using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Company's experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

(k) Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies (any currency other than Turkish lira) during the year/period have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

(l) Investment Grants

Turkish government investment grants in the form of Resource Utilization Support Premium ("RUSP") are accounted for on the accrual basis with respect to amounts estimated to be realized under grant claims filed by the Company. These grants are not recognized until there is a reasonable assurance and are reflected as deferred income and amortized over the depreciation period of the related assets on a straight-line basis (Note 11).

(m) Warranty Expenses

The Company provides first maintenance service free of charge for the cars sold and also provides service free of charge during the first one-year period of warranty. As of September 30, 2001, the Company provides provision amounting of TL 4,165(December 31, 2000 – 7,091) for the first maintenance service and for the possible expenses that can occur within the warranty period. This provision is reflected under the reserve for other payables and expenses in the accompanying balance sheet and under the marketing, selling and distribution account in the income statement.

Export sales of the Company are not under a warranty commitment.

(n) Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales, which exclude VAT and discounts, are recognized when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed. Net sales represent the invoiced value of goods shipped less sales returns and discounts.

(o) Reporting of Cash Flows

Cash and cash equivalents include cash and amounts due from banks, and marketable securities with maturity periods of less than three months.

(p) Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

(q) License Fees

License fees paid to Fiat Auto S.p.A. for a specific product are recognized in accordance with the substance of the agreements and expensed over the useful life of the agreement which is estimated by the management to be five years (Note 10).

(r) Borrowing Costs

Borrowing costs are expensed as incurred except when they are related to capital projects in progress in which case, they are capitalized until the assets are ready for their use. The Company obtained a long-term loan from ABN Ambro Bank B.V. (bank loan) with maturity of December 31, 2008 to finance its investment to manufacture Scudino (Doblo) light commercial vehicle. According to the manufacturing agreement signed between Fiat and the Company, the repayment obligations related to such bank loan is under gurantee of Fiat. Under this guarantee, the Company's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat who is the customer of the majority of the Doblo production. The portion of foreign exchange losses in excess of the inflation rate on the bank loan that is determined to be an effective hedge which is the cumulative gain or loss on the hedging instrument necessary to offset the cumulative change in the expected future cash flows generated through the sale of Doblo, is accounted under equity and will be amortized till the maturity of the bank loan on a straight line basis in accordance with IAS 39 (hedge accounting).

(s) Fair Value of Financial Assets and Liabilities

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

(i) *Financial Assets -- Monetary assets for which the fair value approximates carrying* value; balances denominated in foreign currencies are translated at year/period-end exchange rates. The fair values of certain financial assets carried at cost, including cash and bank deposits, plus the respective accrued interest and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses.

(ii) Financial Liabilities -- Monetary liabilities for which fair value approximates carrying value; trade payables, due to related parties and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature. Long-term borrowings are mainly denominated in foreign currencies and their fair values approximate their carrying values.

(t) Earnings/Loss per Share

Earnings / Loss per share disclosed in the accompanying income statements are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings and revaluation surplus. For the purpose of earnings / loss per share computations, the weighted average number of shares outstanding during the year/period has been adjusted in respect of bonus shares issues without a corresponding change in resources, by giving them retroactive effect for the year/period in which they were issued and each earlier year. As of September 30, 2001 and December 31, 2000 the number of shares issued (assuming par value of TL5,000 / each) attributable to transfer to share capital from the retained earnings and revaluation surplus is 5,447,647,200. There was no difference between basic and diluted earnings per share for any class of shares for any of the years.

4. Cash and Due from Banks

	September 30, 2001	December 31, 2000
Cash on hand	71	10
Cash at banks		
- Time deposits	166,700	33,822
- Demand deposits	4,182	47,388
Repurchase agreements with banks with maturities less than 3 months	-	7,681
Marketable securities	642	-
Cheques given for collection	-	184
Other cash equivalents	5	8
	171,600	**89,093**

As of September 30, 2001 and December 31, 2000, time deposits comprised:

	September 30, 2001			
	Amount (Original Currency)	Equivalent in TL	Maturity	Interest Rate
Koratrade MTMC Ltd. (Koratrade)	TL 4,000	4,000	December 31, 2001	4.00 %
Koratrade	TL 3,500	3,500	March 31, 2002	4.00 %
Koçbank A.Ş.	TL 1,350	1,350	October 1, 2001	58.00 %
Finansbank	EURO 20,125,970	27,936	October 8,2001	7.50 %
Akbank T.A.Ş.	EURO 20,171,964	28,000	October 4, 2001	6.75 %
Koçbank A.Ş.	EURO 57,400,000	79,675	October 1, 2001	4.50 %
Koçbank A.Ş.	USD 14,644,000	22,239	October 1, 2001	4.50 %
		166,700		

	December 31, 2000			
	Amount (Original Currency)	Equivalent in TL	Maturity	Interest Rate
Koratrade	TL14,412	16,242	December 31, 2000	70.0 %
Koratrade	EURO 16,816,162	16,944	December 31, 2000	17.0 %
Yapı ve Kredi Bankası	TL390	636	January 3, 2001	33.4 %
		33,822		

As of September 30, 2001, marketable securities comprised Koç Holding A.Ş.'s share certificates held for resale. These share certificates are carried at their market prices. As of December 31, 2000, marketable securities comprised Turkish government bonds, and treasury bills held for resale to banks under reverse purchase agreements with maturity at January 2, 2000. The interest rate for these agreements is 50-63% per annum.

5. Trade Receivables – Net

	September 30, 2001	December 31, 2000
Nasco Egypt	11,313	3,487
Enrico Aliberti Otomobilcilik San. ve Tic. A.Ş.	-	4,252
Evsan Motorlu Araçlar San. ve Tic. A.Ş.	1,278	4,052
Fırat Oto Ticaret A.Ş.	1,477	3,309
Milpa Ticari ve Sinai Ürünler Pazarlama San. ve Tic. A.Ş. (Milpa)	-	10,645
Others (mainly dealers)	38,278	55,861
	52,346	81,606
Less: Unearned interest income	(156)	(600)
	52,190	**81,006**

6. Inventories

	September 30, 2001	December 31, 2000
Raw materials, net of reserve for obsolescense of TL6,334 (2000 – TL4,970)	33,520	26,057
Work-in-process	10,885	24,061
Finished goods, net of reserve for obsolescense of TL1,715 (2000 – TL358)	33,030	18,349
Spares and supplies	5,009	4,750
Merchandises	39,144	29,056
Goods – in-transit	1,114	1,029
Deposits and other payments for imports and advances given to suppliers	16,574	13,013
	139,276	**116,315**

7. Other Current Assets

	September 30, 2001	December 31, 2000
VAT Receivable	7,281	11,805
Prepaid taxes	-	824
Advances to personnel and suppliers	1,047	43
Prepaid expenses	828	295
Income accruals	1,231	762
Others	1,273	583
	11,660	**14,312**

8. Investments

At September 30, 2001 and December 31, 2000, the investments and the respective shareholding interest of the Company in them comprised the following:

	September 30, 2001		December 31, 2000	
	Share %	TL	Share %	TL
Entek Elektrik Üretim Prodüktör A.Ş.	14.00	5,975	14.00	5,975
Samoto Otomobil Tic. A.Ş.	-	-	51.00	824
		5,975		**6,799**

9. Property, Plant and Equipment (PP&E)

The movement of PP&E and the related accumulated depreciation for the nine-month period ended September 30, 2001 were as follows:

	December 31, 2000	Additions	Disposals	September 30, 2001
Cost				
Land	6,708	-	-	6,708
Building and land improvement	115,431	-	(478)	114,953
Machinery and equipment	699,612	-	(313,657)	385,955
Moulds and models	372,893	-	(9,889)	363,004
Furniture and fixture	89,551	191	(4,413)	85,329
Motor vehicles	13,469	1,868	(1,633)	13,704
	1,297,664	2,059	(330,070)	969,653
Less:Accumulated depreciation				
Building and land improvement	63,567	2,389	(367)	65,589
Machinery and equipment	458,544	30,648	(267,596)	221,596
Moulds and models	173,974	31,581	(7,048)	198,507
Furniture and fixture	61,303	3,972	(3,669)	61,606
Motor vehicles	9,525	979	(791)	9,713
	766,913	69,569	(279,471)	557,011
Advances given and construction-in-progress	10,224	79,185	(15,771)	73,638
Property, plant and equipment, net	**540,975**			**486,280**

The cost of fully depreciated property and equipment still in use are as follows:

	September 30, 2001	December 31, 2000
Building and land improvement	18,052	18,046
Machinery and equipment	58,375	142,260
Moulds and models	102,777	103,687
Furniture and fixtures	23,545	17,255
Motor vehicles	7,006	7,037
	209,755	**288,285**

10. Intangibles

The movement of intangibles and the related accumulated amortization for the nine-months ended September 30, 2001 were as follows:

	December 31, 2000	Additions	September 30, 2001
Cost			
License Fee	35,585	2,194	37,779
Other	3,960	82	4,042
	39,545	2,276	41,821
Less: Accumulated amortization			
License Fee	17,360	5,557	22,917
Other	3,310	154	3,464
	20,670	5,711	26,381
Intangibles, net	***18,875***		***15,440***

11. Investment Encouragement Certificates

The Company has obtained investment encouragement certificates from the Turkish State Planning Organization in connection with certain major capital expenditures, which entitle the Company to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) investment allowance of 100% on the approved capital expenditures and construction incurred for the expansion of the facilities in Bursa;

iii) incentive premiums of VAT+10% on the cost of eligible local capital expenditures; and

iv) Resource Utilization Support Premium ("RUSP"), an investment grant of between 25% and 40% on a portion of the total approved capital expenditures.

The investment allowance indicated in (ii) above, is deductible from current or future taxable profit for the purposes of corporation tax and exempt from both corporation and minimum tax, but subject to income tax, at a rate of 19.8 %.

The accrued RUSP receivables are included in other current assets in the accompanying balance sheets amounting to TL 82, while the recognized portion of deferred income is included as income in the accompanying income statements. As of September 30, 2001, the deferred income is TL 4,096 (December 31, 2000 – TL5,801) after the amortization of TL 1,848 (December 31, 2000 – TL3,781) to the income statement.

12. Bank Borrowings

Bank borrowings at September 30, 2001 and December 31, 2000 were as follows:

	2001		2000	
	Effective interest rate per annum	Amount	Effective interest rate per annum	Amount
Short-term bank borrowings (Foreign currency – full):				
Akbank T.A.Ş. (USD 10,000,000)	8.369 %	15,187	-	-
Citibank (USD 5,000,000)	10.194 %	7,590	8.67 %	5,472
Citibank (USD 5,000,000)	7.399 %	7,590	-	-
Societe Generale (USD 5,000,000)	6.850 %	7,590	8.23 %	5,472
Citibank (USD 5,000,000)	9.804 %	7,590	8.55 %	5,472
Societe Generale (EURO 5,000,000)	7.200 %	6,940	5.88 %	5,037
Credit Lyonnais (EURO 10,500,000)	-	-	6.19 %	10,580
Credit Agricole Indosuez (EURO 10,000,000)	6.820 %	13,881	6.14 %	10,077
BNP-AK Dresdner (USD 5,000,000)	-	-	8.63 %	5,472
Societe General (USD 5,000,000)	-	-	8.25 %	5,472
Banca Di Roma (USD 2,300,000)	-	-	8.65 %	2,517
		66,368		**55,571**
Short-term portion of long term bank borrowings:				
ABN – Amro Bank N.V.(EURO – 17,263,218)	5.207 %	23,962	-	-
ABN – Amro Bank N.V.(EURO – 7,337,796)	-	-	5.82 %	7,392
Türkiye Sınai Kalkınma Bankası A.Ş. (TSKB)	15.000 %	98	15.00 %	212
		24,060		7,604
Turkish Technology Development Foundation (TTGV)		-		33
		90,428		**63,208**

	2001		2000	
	Effective interest rate per annum	Amount	Effective interest rate per annum	Amount
Long-term bank borrowings:				
ABN-Amro Bank N.V.(EURO 136,527,908)	5.207 %	189,509	-	-
ABN-Amro Bank N.V.(EURO 103,493,541)	-	-	5.82 %	110,877
TSKB	15.000 %	61	15.00 %	216
TTGV	-	119	-	-
		189,689		**111,093**

The repayment schedule, as translated with the exchange rates prevailing at the period-end, of the long-term bank borrowings is as follows:

Years	September 30, 2001
2003	29,210
2004	29,030
2005	29,030
2006	29,030
2007	29,030
2008	29,030
2009	15,210
	189,570

13. Trade and Other Payables

	September 30, 2001	December 31, 2000
Trade accounts payable	66,526	72,305
Notes payable	15	17
	66,541	72,322
Less:Unearned interest charge	(225)	(90)
	66,316	**72,232**

14. Accruals and Other Current Liabilities

	September 30, 2001	December 31, 2000
Expense accruals	7,798	6,684
Miscellaneous payables (mainly comprising payables to personnel and service companies)	10,776	7,385
Accrued interest	3,485	2,311
Warranty reserve	4,165	7,091
Other taxes	4,218	1,051
VAT payable	-	150
Others	2,940	1,060
	33,382	**25,732**

15. Reserve for Employment Termination Benefits

Under Turkish Labor Law, the Company is required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on September 8, 1999, there are certain transitional provisions relating to length of service prior to retirement. The amount payable consists of one month's salary in historical terms limited to a maximum of TL 835.95 million (December 31, 2000 – TL 587.72 million) for each year of service. The liability is not funded, as there is no funding requirement. The rate of maximum pay was increased to TL 884.83 million effective from October 15, 2001.

The reserve has been calculated by estimating the present value of the future probable obligations of the Company arising from the retirement of the employees. The Company's maximum liability as of September 30, 2001 is TL 34,191 (December 31, 2000 – TL 21,570).

International Accounting Standards (IAS 19) require actuarial valuation methods to be developed to estimate the enterprise's obligation under defined benefit plans. Accordingly the following actuarial assumptions were used in the calculation of the total liability:

	September 30, 2001	December 31, 2000
Discount rate (per annum)	7%	7%
Turnover rate to estimate the probability of retirement	99%	99%

16. Paid – In Share Capital

The registered share capital of the Company at September 30, 2001 and December 31, 2000 is TL100,000, in historical terms. At September 30, 2001, the Company's historical authorized and paid-in share capital is TL68,165.

As of September 30, 2001, the breakdown of the share capital of the Company is as follows:

September 30, 2001		
Par Value (TL full – historical)	Number of Shares	Amount
5,000	303,920	2
25,000	106,658	3
50,000	125,334	6
100,000	223,505	22
250,000	225,399	56
500,000	139,022	69
1,000,000	74,516	74
10,000,000	33,397	334
100,000,000	6,625	663
500,000,000	3,179	1,590
1,000,000,000	16,286	16,286
10,000,000,000	4,906	49,060
	1,262,747	**68,165**

At September 30, 2001, the composition and the respective shareholding percentages of the shareholders are as follows:

	September 30, 2001		
	Share Group	Amount (Historical TL)	Percentage (%)
Shareholders			
Fiat Auto S.p.A.	D	25,805	37.86
Koç Holding A.Ş.	A	25,621	37.59
Others, including the Public Participation Administration and publicly issued shares	E	16,739	24.55
		68,165	**100.00**

The shareholders holding A and D group shares have the priviledge to choose the members for Board of Directors and Board of Auditors and also have the priviledge of using preemption rights in buying each other's shares. The Company's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

As of September 30, 2001, the total effect of restatement of cash contributions in the paid in share capital amounted to TL338,634.

17. Retained Earnings

Statutory retained earnings per historical financial statements comprise legal reserves, a general reserve and unappropriated profit.

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Company's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital.

According to CMB regulations, the Company has the following two options; they may either distribute dividends in cash and/or in the form of share certificates, or they may elect not to distribute any dividends at all. However, CMB may require the Company to distribute dividends in cash. If the Company makes a decision to distribute any dividends, distribution should be made in the five months following year-end. The second legal reserve is appropriated by the Company at the rate of 10% of distributions in excess of 50% of the distributable profit.

Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

Composition of prior periods' earnings (per Statutory Financial Statements) at September 30, 2001 and December 31, 2000 in historical terms is as follows:

	2001 (historical)	2000 (historical)
- Legal reserves	2,879	2,759
- General reserves	61,272	22,426
	64,151	**25,185**

18. Selling and Marketing Expenses

	For the nine months ended September 30,	
	2001	2000
Advertisement expenses	8,436	14,599
Warranty expenses	8,513	15,475
Packaging expenses	5,437	5,551
Transportation insurance expense	3,756	2,588
Sales personnel expenses	2,764	2,292
Other	7,395	8,823
	36,301	**49,328**

19. General and Administrative Expenses

	For the nine months ended September 30,	
	2001	2000
Cost of administrative personnel	12,520	16,495
Depreciation expense	13,445	7,607
Cost of maintenance, repair and energy expenses	1,601	1,775
Retirement pay liability	594	1,491
Sponsorship expenses	46	341
Other administrative expenses	11,268	6,298
	39,474	**34,007**

20. Other Operating Income and Expenses

	For the nine months ended September 30,	
	2001	2000
Other operating income		
Charges to Fiat Auto S.p.A.	6,609	8,780
Unused provision	1,488	204
Recognized income (RUSP) (Note 11)	1,848	2,977
Discount income	2,173	489
Gain on sale of participation	-	4,370
Research and development premium	1,952	-
Gain on sale of fixed assets	16,392	881
Other	4,787	7,235
	35,249	24,936
Other operating expenses		
Royalty expenses	(3,389)	(2,631)
Discount expenses	(971)	(411)
Commission expense	-	(709)
Other expenses	(8,024)	(489)
	(12,384)	(4,240)
Other income, net	**22,865**	**20,696**

21. Average Number of Personnel and Payroll Expenses

During the nine month periods ended September 30, 2001 and 2000, personnel expenses and average number of employees were as follows:

Personnel expenses	2001	2000
Wages	34,805	39,809
Salaries	23,987	26,542
Labor expenses charged by subcontractory	19,980	13,419
Other social expenses	5,827	6,913
	84,599	86,683

Average number of employees	2001	2000
Blue Collar	4,326	3,591
White Collar	891	920
	5,217	**4,511**

22. Depreciation and Amortization Expenses

The details of depreciation and amortization expenses for the nine month periods ended September 30, 2001 and 2000 are as follows:

	2001	2000
Cost of sales	57,042	40,366
General and administrative expenses	13,445	7,607
Research and development expenses	718	-
Idle time expenses	-	2,392
	71,205	**50,365**

23. Financial Income and Expenses

	For the nine months ended September 30,	
	2001	2000
Financial income:		
Foreign exchange gain	76,075	8,235
Interest income	127,721	28,186
	203,796	36,421
Financial expenses:		
Interest and related charges	(183,597)	(47,044)
Foreign exchange loss	(101,211)	(16,580)
	(284,808)	(63,624)
Financial expenses, net	**(81,012)**	**(27,203)**

24. Taxation

	September 30, 2001	December 31, 2000
Corporation and income taxes currently payable	-	2,073
Deferred tax liabilities	25,864	40,373
Total taxes payable	**25,864**	**42,446**

Current Taxes

The combined maximum effective tax rate in the nine month period ended September 30, 2001 and in the year ended December 31, 2000 was 33% including corporation tax, withholding tax and mandatory contributions to Government funds. In case of the distribution of dividends from corporate earnings, dividends shall be subjected to income tax withholding. Such withholding tax rate ranges between 11% and 19.8% (5.5% for the public companies) of dividends to be distributed based on the country of the shareholders.

As of September 30, 2001, the Company has TL644,172 billion (in historical terms, December 31, 2000 - TL242,533 billion) of unused investment allowances that will be used in future years. As explained in Note 28b, Company has sold its certain fixed assets and inventory to Powertrain Mekanik Sanayi ve Ticaret Ltd. Şti. (Powertrain). As a part of this transaction, the total investment allowance associated to the investment incentive transferred to Powertrain is TL28,884 (historic). The Company has not utilized any investment allowance during the current period. Investment allowances utilized are subject to withholding tax at the rate of 19.8%. In the case that the profit is added to share capital, the transaction will not be considered as profit distribution and no withholding tax will be applied.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. As of September 30, 2001 the Company does not have any accumulated statutory tax loss carryforward.

In Turkey, there is no procedure for a final and definite agreement on the tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to examine tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of September 30, 2001 are as follows:

	2001
Net loss before provision for taxes	(50,318)
Income tax at 19.8%	9,963
- Non-taxable income/(expense), net resulting from the restatement pursuant to IAS 29	(6,875)
- Change in the effective tax rate	(3,089)
	(1)

Deferred Taxes

The revised IAS 12 (Income Taxes) requires deferred taxation to be provided on the temporary differences which arise on the restatement of non-monetary assets through the application of IAS 29 (See Note 2).

The breakdown of temporary differences and the resulting deferred tax assets/(liabilities) as of September 30, 2001 and December 31, 2000, using the expected future tax rates (effective rates), were as follows:

	Cumulative timing differences (historical)		Deferred tax assets/(liabilities) (historical)	
Timing differences:	September 30, 2001	December 31, 2000	September 30, 2001	December 31, 2000
Warranty reserve	(4,165)	(4,354)	825	1,437
Employment termination benefits reserve	(13,089)	(8,287)	2,592	1,707
Recognized portion of deferred income arising from RUSP and reversal of such income recognized by the Company when collected	82	119	(16)	(24)
Restatement of inventories per IAS 29	44,600	9,730	(8,831)	(2,018)
Restatement of depreciable property, plant and equipment and intangibles per IAS 29	91,032	129,161	(18,024)	(25,738)
Capitalization of license fees	5,450	5,265	(1,080)	(1,042)
Statutory tax loss carried forward	-	(8,961)	-	1,774
Discount on receivables	(1,008)	(525)	200	150
Discount on payables	2,211	3,477	(438)	(1,080)
Others	62	(152)	(13)	50
	125,175	125,473	(24,785)	(24,784)
Restated in equivalent purchasing power at September 30, 2001			**(24,785)**	**(40,373)**

As of September 30, 2001, the unused investment allowance for which no deferred tax asset was recognized is TL607,865.

25. Commitments and Contingencies

25.1. Bank letters of guarantee

As of September 30, 2001, the Company had TL16,660 (December 31, 2000 – TL16,180) and TL2,521 (December 31, 2000 – TL141) in outstanding bank letters of guarantee and irrevocable import letters of credit respectively provided by its banks for the customs authorities and governmental institutions.

25.2. Litigations

As of September 30, 2001, the total amount of outstanding legal claims brought against the Company is TL169 (December 31, 2000 – TL259). The Company has not reflected any reserve for such litigations as their outcome were uncertain as of the balance sheet date.

26. Related Party Balances and Transactions

Fiat Group and Koç Holding and the companies identified by the Company as being controlled by/affiliated with them are regarded as related companies for the purpose of the accompanying financial statements.

The Company enters into transactions with related parties in the normal course of business on an arm's – length basis.

The balances with related companies at September 30, 2001 and December 31, 2000 and a summary of the major transactions with related companies for the nine month period ended as of September 30, 2001 and 2000 are shown below:

26.1. Due from related parties

	September 30, 2001	December 31, 2000
Fiat Auto S.p.A.	160,354	73,317
Birmot Birleşik Motor San.ve Tic.A.Ş.	22,290	-
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (Koç Fiat Kredi)	8,387	18,386
Others	7,418	54,378
	198,449	146,081
	(815)	(256)
	197,634	**145,825**

26.2. Due to related parties

	September 30, 2001	December 31, 2000
Fiat Auto S.p.A.	289,573	209,595
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako – Plastic parts supplier)	4,310	4,608
Matay Otomotiv Yan Sanayi A.Ş. (Matay – Exhaust pipe supplier)	3,421	3,089
Comau S.p.A.	1,993	725
Other	3,548	6,710
	302,845	224,727
Less: Unearned interest income	(1,948)	(5,572)
	300,897	**219,155**

26.3. Sales

Major sales to related companies, including sales discounts and returns, for the nine months ended September 30, 2001 and 2000, expressed in equivalent purchasing power of the Turkish lira at September 30, 2001 are as follows:

	For the nine months ended September 30,	
	2001	2000
Fiat Auto S.p.A.	765,332	131,051
Koç Group dealers	42,847	336,972
Others	170	547
	808,349	**468,570**

26.4. Purchases

Major material, fixed assets and service purchases from related companies, for the nine month periods ended September 30, 2001 and 2000, expressed in equivalent purchasing power of the Turkish lira at September 30, 2001 are as follows:

Domestic Purchases	For the nine months ended September 30, 2001		September 30, 2000	
	Materials	Services	Materials	Services
Mako (Subsidiary of Koç Holding)	21,330	-	21,211	-
Döktaş Dökümcülük San. ve Tic. A.Ş. (Subsidiary of Koç Holding)	4,373	-	8,966	-
Matay (Subsidiary of Koç Holding)	20,418	-	11,244	-
Takosan Oto Göstergeleri Sanayi ve Tic. A.Ş. (Subsidiary of Koç Holding)	1,264	-	3,493	-
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. (Affiliate of Koç Holding)	-	7,222	5,728	-
Koç Group dealers	-	-	-	15,326
Other	4,339	4,267	7,190	3,502
	51,724	**11,489**	**57,832**	**18,828**

Foreign purchases	For the nine months ended September 30, 2001			September 30, 2000		
	Materials	Fixed Assets	Services	Materials	Fixed Assets	Services
Fiat Auto	415,518	67	164	217,417	6,710	11,162
Kofisa S.A. (Subsidiary of Fiat Auto)	5,329	-	-	3,388	-	349
Other	1,176	4,497	825	4,753	21,351	84
Total	**422,023**	**4,564**	**989**	**225,558**	**28,061**	**11,595**

26.5. In accordance with the license agreement, the royalty and expense accruals of Fiat Auto S.p.A. amounted to TL2,291 at September 30, 2001 (December 31, 2000 – TL3,344), which has been included in the other current liabilities in the accompanying balance sheet.

26.6. Salaries and similar benefits paid to the top management (20 people-including the members of the Board of Directors, 2000 – 16 people) amounted to TL1,105 (December 31, 2000 – TL1,952) in historical terms.

27. Foreign Currency Assets and Liabilities

Foreign Currency	September 30, 2001 Foreign Currency (Thousand)	September 30, 2001 Turkish lira Equivalent	December 31, 2000 Foreign Currency (Thousand)	December 31, 2000 Turkish lira Equivalent
a) ASSETS				
Cash and Banks				
USD	14,976	22,742	5,352	5,855
ITL	97,563	70	2,100,917	1,093
DEM	12	8	12	7
EURO	100,401	139,363	51,869	52,251
Trade Receivables				
USD	11,860	18,010	11,756	12,860
ITL	2,064,065	1,480	2,155,969	1,122
DEM	-	-	138	70
EURO	111,708	155,058	63,230	63,695
Other Receivables				
USD	128	194	138	150
ITL	25,917	19	41,695	21
EURO	7	9	14	14
Advance Payment for Fixed Assets				
EURO	-	-	34	34
Total Assets		**336,953**		**137,172**
b) LIABILITIES				
Loans				
USD	30,000	45,560	27,314	29,881
EURO	168,791	234,292	142,905	143,953
Trade Payables				
USD	-	-	98	106
ITL	20,449,769	14,660	36,867,244	19,180
EURO	212,717	295,264	204,948	206,452
DEM	185	131	1,815	934
FRF	2,526	535	3,121	479
ESP	68	1	10,751	65
GBP	-	-	34	54
JPY	409,325	5,194	-	-
BEF	80	3	-	-
Other Payables				
USD	376	571	653	715
ITL	1,863,696	1,336	4,124,442	2,147
EURO	2,638	3,662	3,104	3,126
DEM	-	-	10	5
Total Liabilities		**601,209**		**407,097**

28. Other Matters

a) Since February 2001, Turkey has been experiencing reduced economic activity and high volatility in foreign currency exchange rates, money and capital markets. In May 2001, a program has been established which includes various regulatory changes to create a well-developed business and regulatory infrastructure that would generally exist in more developed markets. As of the date of the preparation of the accompanying financial statements, the volatility and uncertainties in the markets are continuing.

b) At the Board of Directors meeting dated October 25, 2001, the Company decided to increase the share capital to TL 170,413. TL71,248 of this TL102,248 increase is provided from the Revaluation Fund and TL31,000 is provided from the Cost Increase Fund.